                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER The Securities Exchange Act of 1934
                               (Amendment No. 1)*
                                            ---

                               REALTY REFUND TRUST
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Shares of Beneficial Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  756125 10 0
                     --------------------------------------
                                 (CUSIP Number)

James H. Berick, Esq.
1350 Eaton Center, 1111 Superior Avenue
Cleveland, Ohio  44114                                    (216) 861-4900
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 16, 1996
                     --------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 or 5 Pages

CUSIP No. 756125 10 0           13D                      Page  2  of  5  Pages
          ------------                                         ---    ---

--------------------------------------------------------------------------------
1  NAME OR REPORTING PERSON
   S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

      Alan M. Krause
      S.S. No. ###-##-####

-------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [  ]
                                                                        (b) [  ]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS*

      N/A

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(2d) OR 2(e)                                                 [  ]


--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A

--------------------------------------------------------------------------------
    NUMBER OF       7  SOLE VOTING POWER
     SHARES                25,000
  BENEFICIALLY    --------------------------------------------------------------
   OWNED BY         8  SHARED VOTING POWER
     EACH                  N/A
  REPORTING       --------------------------------------------------------------
   PERSON           9  SOLE DISPOSITIVE POWER
     WITH                  N/A
                  --------------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                           N/A
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      25,000

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [  ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.45

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14  TYPE OF REPORTING PERSON*

      IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 756125  10  0            SCHEDULE 13D              Page 3 of 5 Pages
                                (Amendment No. 1)


Item 1.  Security and Issuer
         -------------------

         This Amended Schedule 13D relates to Shares of Beneficial Interest (the "Shares") of Realty ReFund Trust, an unincorporated association in the form of a business trust organized in Ohio under a Declaration of Trust dated April 28, 1971, as amended (the "Issuer"). The address of the principal executive office of the Issuer is 1385 Eaton Center, 1111 Superior Avenue, Cleveland, Ohio 44114.

Item 2.  Identity and Background
         -----------------------

         (a) This Schedule is being filed by Alan M. Krause (the
"Shareholder").

         (b) The Shareholder's business address is 1100 Eaton Center, 1111 Superior Avenue, Cleveland, Ohio 44114.

         (c) The Shareholder's principal occupations or employment are: (i) Chairman, Co-Chief Executive Officer and a Trustee of the Issuer; (ii) Principal of The Mid-America Companies (real estate ownership), 1100 Eaton Center, 1111 Superior Avenue, Cleveland, Ohio 44114; and (iii) President, The Mid-America Management Corporation (real estate management), 1100 Eaton Center, 1111 Superior Avenue, Cleveland, Ohio 44114.

         (d) The Shareholder has not been convicted of any criminal offense during the last five years.

         (e) The Shareholder has not been a party during the last five years to any judicial or administrative proceeding resulting in a judgment, decree or order enjoining future violation of or prohibiting or mandating activities subject to, federal or state security laws, or finding any violation with respect to such laws.

         (f) The Shareholder is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

         Not applicable.

CUSIP No. 756125  10  0     SCHEDULE 13D    Page 4 of 5 Pages


Item 4.   Purpose of Transaction
          ----------------------

         On December 16, 1996, the Shareholder sold 158,001 shares, constituting 15.48% of the Issuer's outstanding Shares, in a private sale at a price equal to $3.85 per share. The purpose of said sale was for year-end tax planning purposes and to generate cash. Prior to the sale reported herein, Shareholder beneficially owned 183,001, or approximately 17.93%, of the outstanding Shares of the Issuer. After giving effect to the purchase reported herein, Shareholder beneficially owns 25,000, or approximately 2.45%, of the outstanding Shares of the Issuer.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

         (a) The Shareholder beneficially owns 25,000 Shares, constituting 2.45% of the outstanding Shares.

         (b) The Shareholder has the sole power to vote and dispose of all of the Shares reported in Item 5(a) as beneficially owned by him.

         (c) The only transactions in Shares effected by the Shareholder within the last sixty days is the sale of the 158,001 Shares reported herein.

         (d)  Not applicable.

         (e)  December 16, 1996

CUSIP No. 756125  10  0     SCHEDULE 13D    Page 5 of 5 Pages


Item 6.   Contracts, Arrangements, Understandings or Relationships with
          --------------------------------------------------------------
           Respect to Securities of the Issuer
          ------------------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Shareholder and any other person with respect to any securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits
         ---------------------------------

         None.

Item 8.  Signatures
         ----------

         After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 24, 1996


/S/ Alan M. Krause
----------------------------
Signature

Alan M. Krause